July 19, 2013

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Pre-Effective Amendment No. 1 on Form N-4 - File Nos. 333-187762 & 811- 21438

The Guardian Investor ProFreedom Variable Annuity (B Share)

The Guardian Investor ProStrategies Variable Annuity (I Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on July 15, 2013.

For the responses that follow, page references reflect the page number in the most recently filed ProFreedom Variable Annuity (B Share) Prospectus.

1. Page 31

After “withdrawals” in the second line of the last paragraph of the page add the following language “under the basic contract”

RESPONSE: We agree to make this revision.

2. Page 31

Please clarify the following language in the third sentence of the last paragraph: “…federal or state taxes are not withheld.” This language appears to contradict language in the fourth sentence of the last paragraph that “DIA transfers are subject to applicable annuity taxes.”

RESPONSE: Beginning with the third sentence of the last paragraph on page 31, we propose the following clarification.

DIA transfers are not subject to surrender charges and neither federal nor state income taxes are withheld; however, DIA transfers are subject to applicable annuity taxes. DIA transfers will also impact the Chargeable Premium, the calculation of surrender charges, and allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the DIA payout option. Please see “Other Contract Features: Deferred Income Annuity Rider.” The following example demonstrates the effect of a hypothetical DIA transfer on the Chargeable Premium, surrender charges, and the allocation of cost basis.

3. Page 31

Add an example showing the impact a DIA transfer has on Chargeable Premium, surrender charges and cost basis.

RESPONSE: We propose to include the following example in the prospectus after the last paragraph on page 31:

Assumptions:

•	A $100,000 initial premium payment is made on January 1, 2013

•	Net Return of 0%

•	A $15,000 DIA transfer is made on January 15, 2015

•	The DIA Commencement Date is January 15, 2023

Event	Contract Value	Chargeable Premium	Surrender Charges (on full surrender of basic contract)	Cost Basis Allocated to basic contract	Cost Basis Allocated to DIA rider
Contract Issue	$100,000	$100,000	$8,000	$100,000	$0

Second Contract Anniversary	$100,000	$100,000	$6,500	$100,000	$0

DIA Transfer

Values on January 15, 2015 prior to DIA Transfer	$100,000	$100,000	$6,500	$100,000	$0

Values on January 16, 2015 immediately after the DIA Transfer	$85,000	$85,000	$5,525	$100,000	$0

Values on January 15, 2023 upon DIA payment commencement	$85,000	$0	$0	$82,342	$17,658	*

*	Note: The cost basis assigned to the payments under the DIA Rider on the DIA commencement date depends on the amount of the DIA payments determined as of the applicable DIA transfer date and a present value calculation of the future stream of DIA payments as of the DIA commencement date. The rates used in this example to determine the cost basis are hypothetical.

4. Page 43: Regarding annuitization option F-6, please provide legal authority for not complying with Section 22e-1.

RESPONSE: Annuitization option F-6 is a fixed annuitization option and thus is not subject to requirements of redeemability under the 1940 Act.

5. Under the terms of the contract the DIA rider is “non-redeemable.” Please provide the legal basis for not satisfying the requirements of Sections 27 and 22 regarding redeemability of the entire contract.

RESPONSE: The DIA Rider allows the contractowner to create a stream of future fixed annuity payments – which do not vary with the performance of any separate account – following a deferral period during which amounts allocated under the rider are held in GIAC’s general account. The DIA Rider is not a security under the Securities Act of 1933, the general account is not an investment company under the Investment Company Act of 1940 Act (the “1940 Act”), and the DIA Rider is not subject to the provisions of these Acts.

As disclosed in the prospectus, DIA transfers and annuity payments are general account obligations of GIAC. When a contractowner requests GIAC to make a DIA transfer, units of the Separate Account R are redeemed and the proceeds of the redemption are placed in the general account to fund the future fixed annuity payments guaranteed under the DIA Rider. The funds at this point are no longer invested in Separate Account R. Indeed, as disclosed, the DIA transfer is deemed a withdrawal under the contract.

When the DIA transfer is made GIAC determines, based on the amount of the transfer to the DIA, the age and sex of the annuitant, the frequency of annuity payments, the annuity payout option selected, and current interest rate factors, how much income the amount transferred will purchase. Once determined, and once the DIA transfer cancellation period has expired, this amount becomes a guarantee of GIAC to the contractowner and cannot be increased or decreased. Investment risk has shifted to GIAC as it now has a statutory obligation under state insurance laws and pursuant to the terms of the DIA Rider to make the fixed annuity payments to the contractowner.

We note that annuity payments made pursuant to the DIA Rider, which is essentially another annuitization option under the contract, are no different from other fixed annuity payment options. At the time the contract owner elects a fixed annuity option, the contract value is redeemed out of the separate account and applied to the annuity option. These fixed payments, which are obligations of the insurer’s general account, are not subject to the redeemability provisions of the 1940 Act. Similarly, amounts allocated under the DIA Rider during the deferral period prior to annuitization are also held in the general account and are not subject to the 1940 Act’s provisions.

In sum, because amounts under the DIA Rider (both during the deferral period and during payout) are not held in Separate Account R (or any separate account), they are not subject to the redeemability provisions of Sections 22 or 27. We note that there is precedent for restricting redeemability for this type of feature offered under a variable annuity contract. Please see File No. 333-178743.

6. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

RESPONSE: Financial statements, exhibits, and consents and acknowledgments not previously included in a filing for this Registration Statement will be included in Pre-Effective Amendment #2 to be filed once we have agreed on the resolution of these comments.

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

Sheri L. Kocen
Second Vice President and Counsel
The Guardian Life Insurance Company of America
New York City, NY 10004
Phone: 212-598-7469
E-mail: sheri_kocen@glic.com

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